December 29, 2015

Via Electronic Mail to: kacollins@sec.gov

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Accounting Branch Chief

Re:	Violin Memory, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed April 8, 2015
File No. 001-36069

Dear Ms. Collins:

Violin Memory, Inc. (the “Company”) is providing the following information in response to the comments received from the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 17, 2015. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Contractual Obligations, page 66

1. We note that your convertible senior notes bear interest semi-annually at a rate of 4.25% per year. Please tell us what consideration was given to including the interest payment obligation related to those notes in your table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include both the principal amount of the convertible senior notes (the “Notes”) and the interest in the table of Contractual Obligations in its Annual Report on Form 10-K for the fiscal year ending January 31, 2016. As a result of the disclosures summarized below that were included in the Company’s Annual Report on 10-K for the fiscal year ending January 31, 2015 (the “2015 10-K”), the Company respectfully submits to the Staff that it is not necessary or advisable to amend its 2015 10-K to update the table of Contractual Obligations to include the principal amount of the Notes and related interest. The

Violin Memory Inc.  ●  4555 Great America Parkway, Santa Clara, CA 95054  ●  Tel: 1-650-396-1500  ●  Fax: 1-650-396-1543  ●  VMEM.COM

Company notes that it disclosed the issuance of the Notes in its balance sheet included in the 2015 10-K and also included a summary of the material terms of the Notes in footnotes related to the financial statements. The Company specifically disclosed that the Notes are due on October 1, 2019 and bear interest at 4.25% per annum which is payable semi-annually on April 1 and October 1 of each year. In addition, the Company also disclosed the following information relating to the Notes:

•	On page 23 of the 2015 10-K, the Company disclosed a risk factor regarding its ability to pay interest on the Notes which includes the following statement: “Our convertible senior notes bear interest semi-annually at a rate of 4.25% per year.”

•	In Item 6. Selected Financial Data, in the 2015 10-K, the Company disclosed the outstanding balance of the notes as a separate line item.

•	On page 60 of the 2015 10-K, the Company disclosed interest accrued on the Notes for the fiscal year ended January 31, 2015 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Exhibits 31.1 and 31.2

2. We note that your Form 10-K contains management’s internal control report as required by Item 308(a) of Regulation S-K. Your Section 302 certifications should include the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting and should also include paragraph 4(b), which refers to the design of your internal reporting. Please file an amendment to the Form 10-K to include certifications that conform exactly to the language outlined in Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2. 4 and 5 of the certifications. Please also apply this comment to each of your subsequently filed Forms 10-Q. Please refer to the guidance in Section 246.13 of our Compliance and Disclosure interpretation related to Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will amend its 2015 10-K and its subsequently filed Forms 10-Q so that the Section 302 certifications conform exactly to the language outlined in Item 601(b)(31)(i) of Regulation S-K in the manner requested by the Staff. The Company also will ensure that all certifications in future periodic reports comply with the requirements of Item 601(b)(31)(i) of Regulation S-K.

Violin Memory Inc.  ●  4555 Great America Parkway, Santa Clara, CA 95054  ●  Tel: 1-650-396-1500  ●  Fax: 1-650-396-1543  ●  VMEM.COM

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or requests any additional information, the Company would be pleased to discuss the matter further with you. Please contact either me (650-396-1756; sgoto@vmem.com) or Cory J. Sindelar, Chief Financial Officer (650-396-1698; csindelar@vmem.com).

Very truly yours,

/s/ Shungo Goto
Shungo Goto
Vice President and Corporate Controller

cc:	Kevin A. DeNuccio, Chief Executive Officer
Cory J. Sindelar, Chief Financial Officer
Gary Lloyd, Vice President, General Counsel and Secretary
Robert F. Heatley, PricewaterhouseCoopers LLP
Jana Barsten, KPMG LLP

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Violin Memory Inc.  ●  4555 Great America Parkway, Santa Clara, CA 95054  ●  Tel: 1-650-396-1500  ●  Fax: 1-650-396-1543  ●  VMEM.COM